UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

FMC GlobalSat Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

3301 SE 14th Avenue

Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33316

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FMC GlobalSat Holdings, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2018 within the prescribed period. The compilation, dissemination and review of the financial information required to be presented in the Form 10-K has imposed time constraints on the Company’s management that have rendered timely filing of the Form 10-K impractical without undue hardship and expense to the Company. At this time, the Company expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Emmanuel Cotrel	954	678-0697
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary results for 2018, which aren’t expected to change materially prior to the completion of the 2018 audit, the Company incurred an operating loss of approximately $1,700,000 for the period ended December 31, 2018, compared to an audited operating loss of $779,648 for the period ended December 31, 2017. The increase in the operating loss of approximately $920,000 is attributable to a number of factors:

The Company was formed on April 19, 2017, so the results of operations only reflect activity in 2017 for approximately eight months, compared to 12 months of operations in 2018. In 2018 the Company was successful in increasing sales from approximately $35,000 in 2017 to approximately $300,000 in 2018, however, general and administrative expense rose at a much higher pace increasing by approximately $920,000 in 2018 over 2017 levels. Finally, the Company recorded non-cash, stock-based compensation of approximately $200,000 in 2018 from the issuance of stock options, compared to zero stock-based compensation expense in 2017.

FMC GLOBALSAT HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

FMC GLOBALSAT HOLDINGS, INC.

Date : March 29, 2019	By:	/s/ Emmanuel Cotrel
Emmanuel Cotrel Chief Executive Officer

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